UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Agreement

On May 13, 2024, Dunxin Financial Holdings Limited (the “Company”), True Silver Limited, a British Virgin Islands company and wholly owned subsidiary of the Company (the “Seller”), Chutian Financial Holdings (Hong Kong) Limited (“Target”) and Jianneng Holdings Limited, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Target in exchange for nominal cash consideration of US$1 (the “Purchase Price”).

Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of the Target and as a result, assume all assets and liabilities of the Target and subsidiaries owned or controlled by the Target.

The Closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the payment of the Purchase Price, the receipt of a valuation report from an independent firm, and all consents required to be obtained from or made with any governmental authorities.

Below is the Company’s organizational structure chart prior to the consummation of the Disposition.

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Below will be the Company’s organizational structure chart after the consummation of the Disposition.

The foregoing description of the form of the Disposition SPA is a summary of the material terms of such agreement, and does not purport to be complete.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: May 13, 2024	By:	/s/ Ai (Kosten) Mei
	Name:	Ai (Kosten) Mei
	Title:	Chief Executive Officer

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